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mbenjamin@shearman.com 212.848.7658 (Direct) 646.848.7658 (Fax)	January 6, 2014

Via Email and EDGAR Correspondence Filing

Ms. Mara L. Ransom, Assistant Director

Ms. Liz Walsh, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Tops Holding II Corporation

Tops Holding LLC

Tops Markets, LLC

Tops Markets II Corporation

Registration Statement on Form S-4

(File No. 333-191029)

Responses to Supplemental SEC Comments to Form S-4/A

Dear Ms. Ransom:

On behalf of Tops MBO Corporation (the “Company”), in response to certain oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered supplementally to the Company, relating to Amendment No. 3 to the registration statement on Form S-4/A (File No. 333-191029) (the “Registration Statement”) of Tops Holding II Corporation, Tops Holding LLC, Tops Markets, LLC and Tops Markets II Corporation (collectively, the “Issuers” or “we”) filed on December 20, 2013, we are filing herewith Amendment No. 4 to the Registration Statement. We have revised Amendment No. 4 to the Registration Statement in accordance with such oral comments of the Staff.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Mara L. Ransom	January 6, 2014

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7658.

Very truly yours,

/s/ Michael W. Benjamin

Michael W. Benjamin

cc:	Jason Niethamer

Jennifer Thompson

Liz Walsh

(U.S. Securities and Exchange Commission)

William R. Mills, Senior Vice President, Chief Financial Officer

Lynne A. Burgess, Senior Vice President, General Counsel & Secretary